FORM 3

               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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OMB Number:  3235-0104
Expires:  September 30, 1998
Estimated average burden
   hours per response....0.5

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            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
   Section 17(a) of the Public Utility Holding Company Act of 1935 or
   Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*

        Federal Express Corporation
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   (Last)        (First)         (Middle)


           2005 Corporate Avenue
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                (Street)


   Memphis       Tennessee         38132
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   (City)           (State)        (Zip)


2. Date of Event Requiring Statement
   (Month/Day/Year)

   October 5, 1997


3. IRS Identification Number of Reporting Person, if an entity
   (Voluntary)

   71-0427007


4. Issuer Name and Ticker or Trading Symbol

   Caliber System, Inc. "CBB"



5. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

        Director                     x    10% Owner
 -----                             -----

 -----  Officer (give              -----  Other (specify below)
                 title below)

                --------------------


6. If Amendment, Date of Original (Month/Day/Year)


7. Individual or Joint/Group Filing (Check Applicable Line)

   x    Form filed One Reporting Person
 -----

        Form filed by More than One Reproting Person
 -----


Table I -- Non-Derivative Securities Beneficially Owned

1. Title of Security     2. Amount of Securities     3. Ownership       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)               Beneficially Owned          Form: Direct       (Instr. 5)
                            (Instr. 4)                  (D) or Indirect
                                                        (I) (Instr. 5)
-------------------------------------------------------------------------------------------------------------------
No Securities Owned(1)


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

(Over)
SEC 1473 (7-96)



FORM 3 (continued) Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


1. Title of Derivative Security
   (Instr. 4)

---------------------------------------------------------------------------

           2. Date Exer-
              cisable and
              Expiration
              Date
              (Month/Day/ Year)
  -----------------------------------------------------
     Date Exercisable        Expiration Date

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           3. Title and Amount of Securities Underlying
              Derivative Security
              (Instr. 4)

  -----------------------------------------------------
     Title                   Amount of Number of Shares

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4. Conversion or Exercise
   Price of Derivative Security

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5. Ownership
   Form of Derivative
   Security: Direct (D)
   or Indirect (I)
   (Instr. 5)

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6. Nature of Indirect Beneficial Ownership
             (Instr. 5)

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Explanation of Responses:(1)

----------
(1) On October 5, 1997, Federal Express Corporation entered into a Voting Agreement with G. James Roush, Sara Roush Werner and Richard A. Chenoweth. Pursuant to the Voting Agreement, Federal Express Corporation has shared voting power with respect to (and therefore may be deemed to beneficially own) 5,332,942 shares of Common Stock of Caliber System, Inc., representing approximately 13.6% of the outstanding shares of Common Stock of Caliber System, Inc.
     (39,206,414 shares as of September 13, 1997).

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.      /s/ Scott E. Hansen
                  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                    -------------------------------
                                                                                               **Signature of Reporting Person


October 15, 1997                                                                               Scott E. Hansen
----------------                                                                               Managing Director
     Date                                                                                      Securities & Corproate Law


Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of               Page 2
information contained in this form are not required to         SEC 1473 (7-96)
respond unless the form displays a currently valid OMB Number.